United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

ARACRUZ CELULOSE S.A. A Publicly Listed Company CNPJ/MF nº 42.157.511/0001 -61

ORDINARY GENERAL MEETING

The shareholders of ARACRUZ CELULOSE S.A. are hereby called to an Ordinary General Meeting, to be held at 10:00 am on April 30, 2009, in the boardroom at the company’s head office, located at Rodovia Aracruz/Barra do Riacho, km 25, (plant), in the municipality of Aracruz - ES, to take decisions on the following agenda:

I.	Appreciate the accounts presented by the management and examine, discuss and vote on the financial statements for the financial year ended on December 31, 2008;

II.	Decide upon the allocation of the net profit for the year, including ratification of the distribution of R$ 155,000,000 in the form of interest on capital, approved by the Board of Directors in meetings held on March 18 th and June 20th of 2008.

III.	Elect the members of the Fiscal Council; and

IV.	Set the total annual remuneration of the management at R$ 18.5 million and determine the remuneration of the members of the Fiscal Council, in accordance with the limit set down in Article 162, paragraph 3, of Law nº 6,404/76.

General Information:

(A)	The relevant documentation relating to the items on the agenda are available to the shareholders at Av. Brigadeiro Faria Lima nº 2,277, 4th floor, São Paulo - SP or on the company’s website, at www.aracruz.com.br/ri.

(B)	Any shareholder wishing to be represented by power of attorney must deliver the document conferring such powers, along with copies of the documents confirming such shareholder representation, in the case of a legal entity, to the company’s legal department, at the address shown in item (A), above, by April 27, 2009.

(C)	Any shareholder whose nominative stocks are held in Fungible Custody and wishes to participate in general meetings of the shareholders must present a statement confirming their equity stake, issued by the custodial body after April 27, 2009.

Aracruz, April 14, 2009.

Raul Calfat Chairman of the Board of Directors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer